UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 – Charm Communications Inc. Announces Unaudited First Quarter 2013 Results

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: May 23, 2013

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Exhibit 99.1

Charm Communications Inc. Announces Unaudited First Quarter 2013 Results

First Quarter 2013 turnover up 10.7% year over year

First Quarter 2013 revenues up 13.6% year over year

BEIJING, May 21, 2013 /PRNewswire-Asia-SecondCall/ — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•	Turnover grew 10.7% year over year to $232.9 million in the first quarter of 2013

•	Revenues grew 13.6% year over year to $38.1 million in the first quarter of 2013

•	Revenues for Charm’s advertising agency business declined 1.7% year over year to $10.1 million in the first quarter of 2013

•	Revenues for Charm’s media investment management business grew 23.7% year over year to $27.5 million in the first quarter of 2013

•	Gross profit declined 2.3% year over year to $9.6 million in the first quarter of 2013

•	Net income declined 277.9% year over year to a net loss of $1.5 million in the first quarter of 2013

•

Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option, declined 142.0% year over year to a net loss of $0.8 million in the first quarter of 2013

“Despite continued softness in China’s macroeconomic environment and limited visibility in the overall advertising market, our total business volume continued to grow in the first quarter, driven in particular by better-than-market growth from our Charm Click business unit,” said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “Moreover, our core agency business continued to strengthen its service capabilities with fully-integrated regional service centers now in place in northern, eastern, and southern China.”

“As we reposition our Shangxing Media brand from a media inventory seller to a media service agency, we will carefully balance our risk-adjusted return when adding inventory. At the same time, we have complementary business models available to ensure that we capture long-term growth opportunities with our media partners as the Chinese advertising market rebounds and develops,” concluded Mr. Dang.

Mr. Wei Zhou, Charm’s chief financial officer, added, “Our first quarter results came in at the high end of our guidance as our media business improved, with the channels we added in 2012 ramping up in sales. To adjust for the soft environment, we will focus on making productivity gains by streamlining and consolidating our cost base, but at the same time we will continue to invest in our digital business and other fast-growing areas.”

First Quarter 2013 Results

Turnover (non-GAAP)

US$ mm	1Q13	1Q12	4Q12	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$233.0	$210.4	$201.6	10.7%	15.5%
Advertising agency	$205.5	$188.2	$169.6	9.2%	21.2%
Media investment management	$27.5	$22.2	$32.0	23.7%	–14.3%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 10.7% year-over-year increase in total turnover was mainly due to the increase in media investment business billings, which was primarily the result of the addition of BTV-Sports in the middle of 2012. The 15.5% quarter-over-quarter increase in turnover was largely attributed to the increased advertising agency spending, mainly on CCTV, in the first quarter of 2013.

The 9.2% year-over-year and 21.2% quarter-over-quarter increase in the advertising agency business (“agency business”) turnover was mainly due to the increase in advertising spending from existing agency clients and new clients.

The revenue extraction rate, which is defined as revenue divided by turnover, was 4.9% for the agency business, compared to 5.5% for the first quarter of 2012 and 7.4% for the fourth quarter of 2012. The year-over-year and quarter-over-quarter decreases were mainly due to increased advertising spending on CCTV media platforms, which typically exhibit lower extraction rates relative to those associated with non-CCTV platforms, such as satellite TV channels and the internet, during the first quarter of 2013 and during the Chinese New Year holiday period in particular.

The 23.7% year-over-year increase in turnover (equivalent to GAAP revenue) for the media investment management business (“principal media business”), which operates under the Shangxing Media brand, was mainly due to the addition of BTV-Sports in the middle of 2012. The 14.3% quarter-over-quarter decrease in turnover in the principal media business was mainly due to seasonal factors.

Revenues

US$ mm	1Q13	1Q12	4Q12	Y-o-Y %	Q-o-Q%
Total revenues	$38.1	$33.5	$47.1	13.6%	–19.1%
Advertising agency	$10.1	$10.3	$12.5	–1.7%	–19.2%
Media investment management	$27.5	$22.2	$32.0	23.7%	–14.3%
Branding and identity services	$0.5	$1.1	$2.6	–49.1%	–79.0%

The changes in principal media business revenues are consistent with the changes in turnover, while the decreases in agency revenues are consistent with the decreases in the revenue extraction rate. The decreases in branding and identity services were primarily due to an overall decrease in client demand for creative services.

Gross Profit

US$ mm	1Q13	1Q12	4Q12	Y-o-Y %	Q-o-Q%
Cost of revenues	$28.5	$23.7	$34.1	20.2%	–16.5%
Gross profit	$9.6	$9.8	$13.0	–2.3%	–26.1%
Gross margin	25.2%	29.3%	27.6%

Charm mainly attributes the year-over-year increase in cost of revenues to the addition of BTV-Sports in the middle of 2012. The declines in gross profit were due to a lower contribution from the principal media business.

Operating Profit (Loss)

US$ mm	1Q13		1Q12	4Q12		Y-o-Y %	Q-o-Q%
Total operating expenses		$11.5	$9.5		$17.2	20.7%	–32.9%
Selling and marketing		$8.7	$7.4		$11.3	17.5%	–22.8%
General and administrative		$2.8	$2.1		$5.9	31.8%	–52.4%
Operating profit (loss)	–$	2.2	$0.2	–$	3.5	–1032.1%	–39.3%

The 17.5% year-over-year increase in selling and marketing expenses was primarily due to executive hires within the Company’s agency business. The 22.8% quarter-over-quarter decrease in selling and marketing expenses was primarily due to the Company streamlining and consolidating its cost base to improve productivity within its traditional agency business.

The 31.8% year-over-year increase in general and administrative expenses was mainly attributed to the increased office expenses. The 52.4% quarter-over-quarter decrease in general and administrative expenses was mainly due to less bad debt provision expense incurred as a result of the Company increasing its credit control and collection efforts in the first quarter of 2013.

Net Income (Loss)

US$ mm	1Q13		1Q12	4Q12		Y-o-Y %	Q-o-Q%
Non-GAAP net income (loss)*	–$	0.8	$1.9	–$	3.8	–142.0%	–79.3%
Net income (loss)	–$	1.5	$0.8		$–4.2	–277.9%	–65.1%
Basic net income (loss) per ADS (US$)	–$	0.05	$0.01	–$	0.13
Diluted net income (loss) per ADS (US$)	–$	0.05	$0.01	–$	0.13

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, amortization of intangible assets and net changes in fair value of consideration payable and call option.

Each American depositary share (“ADS”) represents two common shares. The weighted average number of shares used to compute basic net loss per ADS for the first quarter of 2013 was 38,479,967. As of March 31, 2013, 40,032,131 ADSs were issued and outstanding.

Cash Flows and Cash Position

Net cash flow from operations for the first quarter of 2013 was negative $20.0 million, which was mainly due to the significant cash used in the settlement of accounts payable to media owners and an increase in accounts receivable in connection with several new key accounts, for which the Company offered extended payment terms. As of March 31, 2013, the Company had cash and cash equivalents of $99.6 million, compared to $116.6 million at the end of the fourth quarter of 2012.

Customers

In the first quarter of 2013, Charm’s agency business had 186 advertisers, compared to 174 advertisers in the fourth quarter of 2012 and 160 advertisers in the first quarter of 2012.

In the first quarter of 2013, Charm’s principal media business had 196 advertisers, compared to 203 advertisers in the fourth quarter of 2012 and 150 advertisers in the first quarter of 2012.

Employee Headcount

As of March 31, 2013, the Company had 790 employees, compared to 813 employees as of December 31, 2012.

Recent Business Developments

The Company won the following accounts in the first quarter of 2013, the campaigns of which will take place through the course of this year:

•

Charm Advertising won the television business for Lafaso, a leading online cosmetics retailer, Ginsber Beer, INOFA, Yake Foods, Shuanglun, Yinlu, Roban, Johnson Fitness, Fengfan, Lefeng and Nanfang Black Sesame Group;

•	Charm Click won the search engine marketing businesses for Qunar, a leading travel vertical, Shandong Gold, Ask.com, Uni-President, Budweiser and Mengsi Mattress;

•	Charm Interactive won the digital marketing business for Haier Group and Shanxin Fenqiu Alcohol Group.

The Company won awards for the following campaigns from 2012:

•	ICBC 2012 Olympic “Becoming a Legend” campaign: China Advertising Forum’s Most Influential Campaign for 2012, and Tiger Roar Outstanding Awards sponsored by Advertising Panorama Magazine;

•	Murray Goulburn Dairy’s 2012 Interactive Australia Campaign: China Advertising Forum’s Outstanding Case of 2012;

•

Sunrain’s CCTV supporting rural education public service campaign; Baihe’s DM2 Campaign; and Bosideng’s Xuezhongfei Brand’s Yiqishang campaign: Advertising Panorama Magazine’s Tiger Roar Outstanding Cases of 2012.

Business Outlook

US$ mm	2Q13E
Non-GAAP net income*	3.5~4.0

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

The Company bases these estimates on a foreign exchange rate of RMB6.20 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income(loss),” which is defined as GAAP net income(loss) excluding stock-based compensation expenses, amortization of intangible assets and net changes in fair value of consideration payable and call option.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under U.S. GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income (loss).” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time) on Wednesday, May 22, 2013.

Dial-in details for the conference call are as follows:

United States:	+1-718-354-1231

United Kingdom:	+44-20-3059-8139

Hong Kong:	+852-2475-0994

International:	+65-6723-9381

Passcode:	69901541

A replay of the call will be available from 11 a.m. May 22, 2013 until May 29, 2013 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8199-0299

Passcode:	69901541

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	March 31 2013	December 31 2012
ASSETS
Current Assets
Cash and cash equivalents	99,574	116,589
Notes receivable	12,276	6,993
Prepaid expenses	95,823	93,838
Deposits	24,790	24,723
Accounts receivable	94,125	89,964
Amount due from related parties	2,115	1,938
Deferred tax assets	192	191
Other current assets	4,442	4,021

Total current assets	333,337	338,257

Fixed assets, net	7,497	7,638
Intangible assets, net	2,157	2,375
Investments under equity method	1,895	2,133
Goodwill	4,393	4,379
Cost method investments	805	803
Other non-current assets	2,634	3,045

Total non-current assets	19,381	20,373

TOTAL ASSETS	352,718	358,630

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current Liabilities
Accounts payable (of which 53 and 53, as of March 31, 2013 and December 31,2012 of the consolidated VIE without recourse to the Company, respectively)	33,753	38,855
Amounts due to related parties (of which 313 and 313 as of March 31, 2013 and December 31,2012 of the consolidated VIE without recourse to the Company, respectively)	10,808	13,310
Advances from customers (of which 1,390 and 1,408 as of March 31, 2013 and December 31,2012 of the consolidated VIE without recourse to the Company, respectively)	59,914	56,343

Accrued expenses and other current liabilities (of which 3,085 and 3,246 as of March 31, 2013 and December 31,2012 of the consolidated VIE without recourse to the Company, respectively)	14,281	18,912
Consideration payable (of which nil as of March 31, 2013 and December 31,2012 of the consolidated VIE without recourse to the Company, respectively)	2,273	2,507
Dividend payable (of which nil as of March 31, 2013 and December 31,2012 of the consolidated VIE without recourse to the Company, respectively)	19,898	—

Total current liabilities	140,927	129,927

Consideration payable (of which nil as of March 31, 2013 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	1,332	1,327

Total non-current liabilities	1,332	1,327

Total liabilities	142,259	131,254

Redeemable noncontrolling interest	5,622	5,434

Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8
Additional paid-in capital	84,726	100,850
Retained earnings	99,476	101,225
Accumulated other comprehensive income	16,318	15,652

Total Charm Communications Inc. shareholders’ equity	200,528	217,735

Noncontrolling interest	4,309	4,207

Total equity	204,837	221,942

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	352,718	358,630

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	March 31 2013	March 31 2012	December 31 2012
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Media investment management	27,456	22,194	32,042
Advertising agency	10,113	10,283	12,512
Branding and identity services	542	1,064	2,578

Total revenues	38,111	33,541	47,132

Cost of revenues:
Media investment management	27,121	22,081	31,159
Advertising agency	1,005	982	1,337
Branding and identity services	373	638	1,624

Total cost of revenues:	28,499	23,701	34,120

Gross profit	9,612	9,840	13,012

Operating expenses:
Selling and marketing expenses	8,716	7,420	11,286
General and administrative expenses	2,804	2,127	5,891
Total operating expenses	11,520	9,547	17,177

Gain (Loss) from equity method investees	–245	–62	307
Net changes in fair value of consideration payable and call option	—	—	309

Operating profit (loss)	(2,153)	231	(3,549)

Interest income	436	645	568
Other expense	—	13	—

Income before income tax expense	(1,717)	863	(2,981)
Income tax expense	(258)	43	1,195

Net income (loss)	(1,459)	820	(4,176)

Net income attributable to noncontrolling interest	290	268	884
Net income (loss) attributable to Charm Communications Inc.	(1,749)	552	(5,060)

Net income (loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	(0.05)	0.01	(0.13)
Diluted	(0.05)	0.01	(0.13)
Shares used in computation of net income (loss) per ADS:
Basic	38,479,967	39,068,333	38,269,369
Diluted	38,479,967	40,900,414	38,269,369

Notes:
Share-based compensation expenses during the period included in:
Cost of revenues	—	1	—
Selling and marketing expenses	325	535	318
General and administrative expenses	130	238	150

Total	455	774	468

Charm Communications Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	March 31 2013	March 31 2012	December 31 2012
	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	(1,459)	820	(4,176)
Other comprehensive income (loss) net of tax:
Changes in cumulative foreign exchange translation adjustment	666	(126)	1,957

Comprehensive income (loss)	(793)	694	(2,219)

Less: Comprehensive income attributable to non-controlling interest	(102)	(247)	(590)
Less: Comprehensive income attributable to redeemable non-controlling interest	(188)	(21)	(297)

Comprehensive income (loss) attributable to Charm Communications Inc.	(1,083)	426	(3,106)

Reconciliation from Net income (loss) to Non-GAAP net income (loss):

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	March 31 2013	March 31 2012	December 31 2012
	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	(1,459)	820	(4,176)

Add back share-based compensation expenses during the related periods	455	774	468

Add back amortization on intangible assets	225	261	261

Deduct net changes in fair value of consideration payable and call option	—	—	(309)

Non-GAAP net income (loss)	(779)	1,855	(3,756)

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	March 31 2013	March 31 2012	December 31 2012
	(Unaudited)	(Unaudited)	(Unaudited)
Turnover (non-GAAP):
Media investment management	27,456	22,194	32,042
Advertising agency	205,469	188,162	169,570
Branding and identity services	N/A	N/A	N/A

Total turnover	232,925	210,356	201,612

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	4.9%	5.5%	7.4%
Branding and identity services	N/A	N/A	N/A

USGAAP Revenue:
Media investment management	27,456	22,194	32,042
Advertising agency	10,113	10,283	12,512
Branding and identity services	542	1,064	2,578

Total revenue	38,111	33,541	47,132